Schedule A

Pursuant to paragraph 3 of this Contract, each class will pay a management fee at the annual rate set forth below of the average daily net assets of the class (computed in the manner set forth in the Declaration of Trust) throughout the month.

Class	Rate	Effective Date
Moderate with Income Allocation Fund	0.10%	November 18, 2021

FIDELITY CHARLES STREET TRUST
on behalf of Moderate with Income Allocation Fund

	By	/s/Laura M. Del Prato
Laura M. Del Prato President and Treasurer

FIDELITY MANAGEMENT & RESEARCH
COMPANY LLC

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	By	/s/Christopher J. Rimmer
Christopher J. Rimmer Treasurer